VIA EDGAR

January 28, 2010

Mr. Dominic Minore

Securities and Exchange Commission
Investment Company Division
100 F. Street, N.E.
Washington, DC 20549

Re:	Ariel Investment Trust (“Registrant”)
File Nos. 33-7699, 811-4786

Dear Mr. Minore:

This letter responds to further comments that were provided to me by telephone by the Securities and Exchange Commission (the “Commission”) on January 22, 2010 with respect to Correspondence filed via EDGAR by the Registrant on January 21, 2010.

1.             SEC Comment:    In the section entitled “Fund Summaries-Principal Risks” in the Prospectus for the Ariel Focus Fund, the fourth bullet point states that:  “The Fund may invest up to 20% of its respective assets in securities of foreign companies, which may involve risks of currency fluctuation and adverse developments in the foreign countries.”  The Principal Investment Strategy does not provide any disclosure with respect to foreign investments.  Please provide an explanation as to why foreign securities disclosure is not included in the section entitled “Principal Strategies” for the Fund.

Response:    As noted in our prior response, the Fund’s investments in foreign securities may be made through the purchase of individual securities on recognized foreign exchanges and developed over-the-counter markets, or through American Depositary Receipts (ADR) or Global Depositary Receipts (GDR) covering such securities.  ADRs and GDRs are listed on either the NYSE, AMEX or Nasdaq and are denominated in U.S. dollars.

The Registrant understands that holding ADRs and/or GDRs does not eliminate the currency and economic risks for the underlying shares in another country.  The Registrant has noted this by including a principal risk in the Prospectus as set forth above.  However, the Registrant believes that investments in such securities is not a principal investment strategy for the Fund and that the current disclosure accurately reflects the Fund’s principal investment strategies.  The Fund currently holds one ADR, Toyota Motor Corporation which represents 3.2% of the Fund’s assets.

2.             SEC Comment:    In the section entitled “Managing Your Ariel Account-Regarding Sales of Shares in the Funds” in the Prospectus, the Registrant has stated that “Good form” means that the Fund’s transfer agent has all information and documentation it deems necessary to effect your order.  Please indicate if the Registrant has disclosed in the Prospectus the information and documentation necessary to effect a shareholder’s order.

Response:    In the section entitled “Managing Your Ariel Account-Opening a New Ariel Account”, the Funds state that an investor may open an account by mail, via Internet or by wire and provides instructions on how to obtain an application.  The Registrant provides the appropriate kit to the investor based on his/her request (i.e., regular account or IRA account).  The kit will have the required applications and forms to open such account.  The kit will also provide an investor with a telephone number to call in case the potential investor has any questions on the documentation required to open an account.  A shareholder representative will follow up with the investor if another form and/or application is necessary.

3.             SEC Comment:    In Repurchase Agreements in the section entitled “Investment Strategies and Risks” in the Statement of Additional Information, “Repurchase agreements are short-term money market investment securities transactions, designed to generate current income.”  Please provide a plain english definition of repurchase agreement.

Response:    The Registrant will revise the disclosure in the Statement of Additional Information to include the following sentence: “A repurchase agreement is essentially a loan.”

Please call me at (617) 662-3969 if you have any further questions.

Very truly yours,

/s/ Francine S. Hayes

Francine S. Hayes
Vice President and Managing Counsel

cc:	A. Zagrodnik
A. Don